UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SANTANDER CONSUMER USA HOLDINGS INC.

(Name of Subject Company)

SANTANDER CONSUMER USA HOLDINGS INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

80283M 101

(CUSIP Number of Class of Securities)

Mahesh Aditya

President and Chief Executive Officer

Santander Consumer USA Holdings Inc.

1601 Elm Street, Suite 800

Dallas, Texas 75201

(214) 634-1110

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Scott F. Smith Andrew W. Ment Covington & Burling LLP 620 Eighth Avenue New York, NY 10018-1405 Telephone: (212) 841-1000	Kenneth A. Lefkowitz Gary J. Simon Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: (212) 837-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on September 7, 2021with the U.S. Securities and Exchange Commission (the “SEC”) by Santander Consumer USA Holdings Inc., a Delaware corporation (the “Company”) (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 filed with the SEC on October 5, 2021, October 20, 2021, November 3, 2021 and November 10, 2021, respectively, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Max Merger Sub Inc., a Delaware corporation (“Purchaser”), a direct wholly-owned subsidiary of Santander Holdings USA, Inc., a Virginia corporation (“Parent”) and an indirect wholly owned subsidiary of Banco Santander, S.A., a Spanish bank organized under the laws of the Kingdom of Spain (“Ultimate Parent”), to acquire all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company that Parent does not already own at an offer price per Share equal to $41.50, net to the seller in cash, without interest and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 7, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser, Parent and Ultimate Parent on September 7, 2021, as amended or supplemented from time to time, which contains as exhibits the Offer to Purchase and Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 5 by reference, except that such information is amended or supplemented to the extent specifically provided in this Amendment No. 5. Capitalized terms used in this Amendment No. 5 and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references in this Amendment No. 5 refer to the Schedule 14D-9.

Item 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Item 2 of the Schedule 14D-9 is amended and supplemented by inserting the following paragraph immediately before the last paragraph under the heading “Item 2. Identity and Background of Filing Person—Tender Offer and Merger”:

On November 18, 2021, Purchaser, Parent and Ultimate Parent extended the Expiration Time to 5:00 p.m., New York City time, on November 24, 2021. On November 18, 2021, Parent issued a press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(H) to this Schedule 14D-9 and is incorporated herein by reference.

Item 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following paragraph to the end of the section under the heading “Extension of the Offer”:

On November 18, 2021, Parent issued a press release announcing the extension of the Expiration Time to 5:00 p.m., New York City time, on November 24, 2021. The full text of the press release announcing the extension of the Offer is attached as Exhibit (a)(5)(H) to this Schedule 14D-9 and is incorporated herein by reference. The Company was advised that, as of November 17, 2021, approximately 13.8 million Shares had been validly tendered and not validly withdrawn in the Offer.

Item 9. EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(H)	Press Release issued by Parent on November 18, 2021 (incorporated by reference to Exhibit (a)(1)(xi) to the Schedule TO filed by Purchaser, Parent and Ultimate Parent on November 18, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2021

SANTANDER CONSUMER USA HOLDINGS, INC.

By:	/s/ Christopher Pfirrman

Name:	Christopher Pfirrman
Title:	Chief Legal Officer